

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

Via E-mail
James M. Harrison
Chief Executive Officer and President
Party City Holdco Inc.
80 Grasslands Road
Elmsford, NY 10523

> **Re: Party City Holdco Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 21, 2014**
> **File No. 333-193466**

Dear Mr. Harrison:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed March 21, 2014

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 43

1. You currently present pro forma statements of operations for the years ended December 31, 2012 and December 31, 2013. With reference to Article 11 of Regulation S-X, please remove the pro forma statement of operations for the year ended December 31, 2012 or tell us why you believe it is appropriate to present pro forma statements of operations for two annual periods.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

2. We note your response to comment 13 from our letter dated February 19, 2014 that because the dividend was included in the December 2013 financial statements, you concluded that pro forma disclosure was not necessary. However, we believe that SAB Topic 1.B.3 requires pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the dividend, to the extent that the dividend exceeded earnings for the previous twelve months, in addition to historical EPS regardless of whether the dividend is reflected in the balance sheet. Please revise or advise.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    You may contact Lisa Sellars, Staff Accountant, at 202.551.3348 or Jennifer Thompson, Accounting Branch Chief, at 202.551.3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Dieter King, Legal Branch Chief, at 202.551.3338, or me at 202.551.3720 with any other questions.

    Sincerely,

    /s/ Jennifer Thompson for

    Mara Ransom
    Assistant Director

cc: Julie H. Jones